Changes in Affiliates (New Affiliate)

POSCONST Co., Ltd. is a new affiliate company of the POSCO Group. POSCO owns 100 percent of the total issued and outstanding shares of POSCONST Co., Ltd.

Company to be affiliated:

• Company Name: POSCONST Co., Ltd.

• Total Assets (KRW): 37,700,000,000

• Total Shareholders’ Equity (KRW): 37,700,000,000

• Total Liabilities (KRW): -

• Total Capital (KRW): 37,700,000,000

• Current total number of affiliated companies: 176